UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 000-22113

Euro Tech Holdings Company Limited
(Translation of Registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Euro Tech Holdings Company Limited (the “Company”) has been informed that, Mr. Y.K. Liang, an independent director of the Company, has passed away recently. Mr. Liang had been a director of the Company since February 1998. He had been a valuable member of the Company’s management, and will be greatly missed.

The Company will hold its Annual Meeting of Shareholders (the “Annual Meeting”) on November 26, 2024, as originally scheduled. Mr. Liang was one of the director nominees standing for election at the Annual Meeting. Although the Company’s officers and board of directors have commenced a search for a new director nominee, given the time constraint, it is unlikely that a new director nominee will be available for election by the time of the Annual Meeting.

The Company’s officers and board of directors will continue to actively engage in such search to find a suitable new director nominee in accordance with applicable laws, rules and regulations.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

November 21, 2024	By:	/s/ Jerry Wong
Jerry Wong
Chief Financial Officer

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